UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 8‑A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

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MSTI HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	26-0240347
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

259 - 263 Goffle Road
Hawthorne, New Jersey 07506
(Address and telephone number of principal executive offices)
(Address of principal place of business or intended principal place of business)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:
None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates:            N/A
(If applicable)
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Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 per share
(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

This registration statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of MSTI Holdings, Inc. (the “Registrant”). Registrant’s authorized stock is 90,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of “blank check” preferred stock, par value $0.001 per share. On October 2, 2007, there were 29,386,552 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law, and subject to any voting rights granted to holders of any preferred stock, amendments to our Certificate of Incorporation generally must be approved by a majority of the votes entitled to be cast by all outstanding shares of common stock. Registrant’s Certificate of Incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of preferred stock created by the board of directors from time to time, our common stock holders will be entitled to such cash dividends as may be declared, if any, by the board of directors from funds available. Subject to any preferential rights of any outstanding series of preferred stock, upon our liquidation, dissolution or winding-up, our common stock holders will be entitled to receive pro rata all assets available for distribution to such holders.

Preferred Stock

Under the terms of the Registrant’s Certificate of Incorporation, as amended, the Registrant’s board of directors has authority, without any further vote or action by our stockholders, to divide the shares of preferred stock into series and to fix and determine the relative designation, powers, preferences and rights of the shares of any such series and the qualifications, limitations, or restrictions or any wholly unissued series of preferred stock. The right s of the holders of Registrant’s common stock will be subject to, and could be adversely affected by, the rights of the holders of any preferred stock that registrant may issue in the future. The Registrant’s board of directors may designate and fix rights, preferences, privileges and restrictions of each series of preferred stock which are greater than those of the common stock. The Registrant’s issuance of preferred stock could, among other things:
•	Restrict dividends on its common stock;
•	Dilute the voting power of its common stock;
•	Impair the liquidation rights of its common stock; or
•	Discourage, delay or prevent a change in control of the Registrant.

Although the Registrant currently has no plans to issue shares of blank check preferred stock, it may issue them in the future.

Secured Convertible Debentures

On May 25, 2007, we issued secured convertible debentures in the aggregate principal amount of $6,576,350 ($6,050,000 subscription amount plus an 8% original issue discount added to such subscription amount). These debentures are due April 30, 2010, are not callable, and are convertible, in whole or in part, at each holder’s option, into shares of our common stock at an initial conversion price of $0.65 per share. We may not prepay the debentures in whole or in part, without the prior consent of the debenture holders. Should we, at any time while the debentures are outstanding, sell or grant any option to purchase or sell or grant any right to reprice, or otherwise dispose of or issue any common stock or common stock equivalents entitling any party to acquire shares of our common stock at a per share less than the then existing conversion price of the debentures, the conversion price shall be reduced to equal that lower price. We are prohibited from effecting the conversion of the debentures to the extent that as a result of such conversion the holder of the debentures beneficially owns more than 4.99% (or, if such limitation is waived by the holder upon no less than 61 days prior notice to us, 9.99%) in the aggregate of the issued and outstanding shares of our common stock immediately after giving effect to the issuance of shares of our common stock upon the conversion.

The debentures provide for interest on the aggregate unconverted and then outstanding principal amount at a rate of 8% interest per annum commencing on the first anniversary of the original issue date of the debentures, payable quarterly in cash or common stock, at our option. So long as a resale registration statement is in effect with respect to the shares of common stock underlying the debentures, interest is payable in either cash or common stock, at our option. If interest is paid in common stock, however, the shares shall be valued at 90% of the 10 day volume weighted average price of our common stock prior to the interest payment date.

The debentures are senior indebtedness and the holders of the debentures have a security interest in all of our assets and those of our subsidiaries. In addition, for one year following issuance of the debentures, the holders of the debentures have a right of first refusal to participate in any equity or equity-linked financing conducted by us (other than traditional bank financing) whereby each holder has the right to purchase its pro rata portion of that financing that is equal to the ratio of (x) the subscription amount paid by such purchaser and (y) the sum of the aggregate subscription amounts paid by all purchasers of the debentures participating in the right of first refusal.

If within three trading days from date on which the conversion of a debenture shall be effected (the “Share Delivery Date”) we fail to deliver to the holder of the debenture certificates representing the shares of our common stock into which the debentures are convertible, and if after such Share Delivery Date the holder of the debenture is required by its brokerage firm to purchase, or the holder’s brokerage firm otherwise purchases, shares of our common stock to deliver in satisfaction of a sale by such holder of shares of our common stock which the holder was entitled to receive upon the conversion, then we are obligated to (A) pay in cash to the holder the amount by which (x) the holder’s total purchase price for our common stock so purchased exceeds (y) the product of (1) the aggregate number of shares of common stock that such holder was entitled to receive from the conversion multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed and (B) at the option of the holder, either reissue (if surrendered) the debenture in a principal amount equal to the principal amount of the attempted conversion or to deliver to the holder the number of shares of common stock that would have been issued if we had timely complied with our delivery requirements.

Options

We granted options to purchase 3,000,000 shares of common stock to certain of our executive officers upon the closing of the reverse merger. All such options were issued pursuant to our 2007 Incentive Stock Plan, vest in equal monthly installments over 36 months and are exercisable when vested at a price of $0.65 per share.

Warrants

Investor Warrants

In connection with the private placement of our common stock and warrants completed on May 24, 2007, we issued warrants to purchase up to an aggregate of 2,798,836 shares of common stock to the investors. The warrants provide for the purchase of shares of common stock for five years at an exercise price of $1.00 per share. Should we, at any time while the warrants are outstanding, sell or grant any option to purchase or sell or grant any right to reprice, or otherwise dispose of or issue any common stock or common stock equivalents entitling any party to acquire shares of our common stock at a per share price less than the then existing exercise price of the warrants, the exercise price shall be reduced to equal that lower price. We are prohibited from effecting the exercise of the warrants to the extent that as a result of such exercise the holder of the exercised warrants beneficially owns more than 4.99% (or, if such limitation is waived by the holder upon no less than 61 days prior notice to us, 9.99%) in the aggregate of the issued and outstanding shares of our common stock calculated immediately after giving effect to the issuance of shares of our common stock upon the exercise of the warrants. If at any time after May 24, 2008 there is no effective registration statement registering, or no current prospectus available for, the resale of the shares of common stock underlying the warrants, then the holders of such warrants have the right to exercise the warrants by means of a cashless exercise.

If within three trading days from date on which the exercise of the warrants shall be effected (the “Warrant Share Delivery Date”) we fail to deliver to a holder of the warrants certificates representing the shares into which such warrants are convertible, and if after such Warrant Share Delivery Date the holder of the warrants is required by its brokerage firm to purchase, or the holder’s brokerage firm otherwise purchases, shares of our common stock to deliver in satisfaction of a sale by such holder of the shares of our common stock which the holder was entitled to receive upon the exercise, then we are obligated to (A) pay in cash to the holder the amount by which (x) the holder’s total purchase price for our common stock so purchased exceeds (y) the product of (1) the aggregate number of shares of common stock that such holder was entitled to receive from the exercise multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed and (B) at the option of the holder, either reinstate the warrant for which such exercise was not honored or to deliver to the holder the number of shares of common stock that would have been issued if we had timely complied with our delivery requirements.

Debenture Warrants

In connection with the issuance of our debentures on May 25, 2007, we issued debenture warrants to purchase up to an aggregate of 5,058,730 shares of common stock to the purchasers of the debentures. Such warrants provide for the purchase of shares of common stock for five years at an exercise price of $1.00 per share. Should we, at any time while the debenture warrants are outstanding, sell or grant any option to purchase or sell or grant any right to reprice, or otherwise dispose of or issue any common stock or common stock equivalents entitling any party to acquire shares of our common stock at a per share price less than the then existing exercise price of the debenture warrants, the exercise price shall be reduced to equal that lower price. We are prohibited from effecting the exercise of the warrants to the extent that as a result of such exercise the holder of the exercised warrants beneficially owns more than 4.99% (or, if such limitation is waived by the holder upon no less than 61 days prior notice to us, 9.99%) in the aggregate of the issued and outstanding shares of our common stock calculated immediately after giving effect to the issuance of shares of our common stock upon the exercise of the warrants. If at any time after May 24, 2008 there is no effective registration statement registering, or no current prospectus available for, the resale of the shares of common stock underlying the warrants, then the holders of such warrants have the right to exercise the warrants by means of a cashless exercise.

If within three trading days from the Warrant Share Delivery Date we fail to deliver to a holder of the warrants certificates representing the shares into which such warrants are convertible, and if after such Warrant Share Delivery Date the holder of the warrants is required by its brokerage firm to purchase, or the holder’s brokerage firm otherwise purchases, shares of our common stock to deliver in satisfaction of a sale by such holder of the shares of our common stock which the holder was entitled to receive upon the exercise, then we are obligated to (A) pay in cash to the holder the amount by which (x) the holder’s total purchase price for our common stock so purchased exceeds (y) the product of (1) the aggregate number of shares of common stock that such holder was entitled to receive from the exercise multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed and (B) at the option of the holder, either reinstate the warrant for which such exercise was not honored or to deliver to the holder the number of shares of common stock that would have been issued if we had timely complied with our delivery requirements.

Placement Agent Warrants

In connection with our private placement of common stock and warrants completed on May 24, 2007, we issued warrants to purchase up to an aggregate of 391,838 shares of common stock to three placement agents. Such warrants have the same terms as the warrants issued to the investors in the private placement completed on May 24, 2007. In connection with the issuance of the debentures on May 25, 2007, we issued warrants to purchase up to an aggregate of 708,222 shares of common stock to two placement agents. Such warrants have the same terms as the warrants issued to the purchasers of the debentures

Anti-Takeover Effect of Delaware Law and Certain Charter and By-Law Provisions

Several provisions of the Delaware General Corporation Law and the Registrant’s Certificate of Incorporation, as amended, and bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen the Registrant’s vulnerability to a hostile change of control and enhance the ability of the Registrant’s board of directors to maximize stockholder value in connection with any unsolicited offer to acquire the Registrant. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of the Registrant by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

The Registrant’s bylaws provide that only business brought before an annual meeting by Registrant’s board of directors or by a stockholder who complies with the procedures set forth in the By-laws may be transacted at an annual meeting of stockholders; and The Registrant’s bylaws also provide for advance notice of certain stockholder actions, such as the nomination of directors and stockholder proposals. Accordingly, a stockholder may be prevented from calling a special meeting of stockholder consideration of a proposal over the position Registrant’s board of directors and stockholder consideration of a proposal may be delayed until next annual meeting.  The Registrant’s bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors.

The Registrant’s Certificate of Incorporation, as amended, does not provide for cumulative voting in the election of directors.

Registrant is also subject to the provisions of Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the voting stock of the Delaware corporation.

Item 2.	Exhibits.

Exhibit No.	Description
3.1.	Certificate of Incorporation (Incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 24, 2007)

3.2.	Certificate of Amendment to Certificate of Incorporation, dated May 24, 2007 (Incorporated herein by reference to Exhibit 3.3 to the May 29, 2007 8-K)

3.3	By-laws (Incorporated herein by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission filed on May 24, 2007)

4.1	Form of Investor Warrant (Incorporated herein by reference to Exhibit 10.5 to the May 29, 2007 8-K)

4.2	Form of 8% Secured Convertible Debenture due April 30, 2010 (Incorporated herein by reference to Exhibit 10.8 to the May 29, 2007 8-K)

4.3	Form of Debenture Warrant (Incorporated herein by reference to Exhibit 10.9 to the May 29, 2007 8-K)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MSTI Holdings, Inc

October 15, 2007	By:	/s/ Frank T. Matarazzo
Chief Executive Officer